UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2026

Approval of New Business Plan

Update on the Implementation of the Chapter 11 Plan

São Paulo, January 21, 2026 – Azul S.A. (B3: AZUL53, OTC: AZULQ) (“Azul” or the “Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44”), and Article 157, paragraph 4, of Brazilian Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”), hereby informs its shareholders and the market in general that it has published an updated business plan (the “Updated Business Plan”) that continues to forecast that the Company will emerge from Chapter 11 as a significantly healthier airline with less overall debt, lower lease liabilities and aircraft lease payments, and considerably lower leverage. The Updated Business Plan reflects new developments that significantly de-risk the Company’s plan, including agreements with certain OEMs that improve the Company’s fleet delivery schedule and agreements with local banks that include more favorable commercial terms for the Company, among other changes. The Updated Business Plan also reflects actual results of the Company through November 2025 and the settlement reached with the Unsecured Creditors Committee through the Chapter 11 process. The Company is pleased to report that the Updated Business Plan continues to estimate a pro forma net leverage of 2.5x at emergence.

Additionally, as permitted by the Plan of Reorganization approved in the context of Chapter 11 (“Chapter 11 Plan”), certain creditors and stakeholders of Azul agreed to provide an incremental US$100 million investment to support the Company’s emergence from Chapter 11, allowing such emergence to occur in advance. Such incremental investment of US$100 million, together with the firm subscription commitment of US$650 million in the context of the public offering for the emergence from Chapter 11 and the US$200 million to be invested by strategic investors, will increase the total amount of investments to be raised by the Company from US$850 million to US$950 million. Such incremental investment signals the support of the Company’s creditors and stakeholders and their confidence in Azul and its business plan.

Furthermore, the Company informs that it has an alternative plan with its stakeholders, subject to definitive agreements, to provide optionality to emerge from Chapter 11 before the applicable regulatory approvals for both strategic investors’ equity investments have been received. In such case, as per the current terms of the stakeholders’ discussions, the strategic investment to be implemented post-emergence would be administered through a mechanism that preserves the economics of its intended investment, such as warrants where the exercise of such warrants and any and all rights tied to such investment would be subject to prior regulatory approval. These agreements are subject to the completion of definitive documentation and its agreement by all parties thereto.

Lastly, the Company takes this opportunity to update its investors and the market in general on the status of implementation of the Chapter 11 Plan steps, as well as regarding the upcoming steps expected in order to complete its emergence from Chapter 11:

•	Further to the material fact published on January 13, 2026, the Company hereby informs that, on January 14, 2026, the Company’s Board of Directors acknowledged the exercise of 451,672,727,483 subscription warrants for preferred shares, which resulted in the issuance of 7,018,994,185,085 new preferred shares, and 450,209,972,026 subscription warrants for common shares, which resulted in the issuance of 10,390,846,154,360 new common shares of the Company, all registered, book-entry and no par value, free and clear of any liens, charges or encumbrances, at an exercise price of R$0.00006655 per share, whether common or preferred. In view of the exercise of such subscription warrants and considering the mandatory conversion of the Company’s preferred shares into common shares as approved by the Company’s general meetings held on January 12, 2026 (the “Conversion”), the Board of Directors also approved the resulting increase of the Company’s share capital, within the limits of its authorized capital, pursuant to Article 6 of the Company’s Bylaws, in the total amount of R$1,158,624,874.59.

•	As approved by the Debenture Holders’ Meeting (“AGD”) held on January 7, 2026, the Company requested, on January 13, 2026, the mandatory conversion of its 1st issuance of convertible debentures. Under the AGD, the mandatory conversion was approved at a ratio of 1,498,422 preferred shares per debenture. However, in light of the Conversion, such ratio was automatically adjusted to provide for the delivery of common shares instead of preferred shares, considering the same conversion ratio of 75 common shares for each preferred share. On January 19, 2026, the Board of Directors ratified the mandatory conversion of the debentures, which resulted in the issuance of 102,087,603,241,650 new common shares of the Company, all registered, book-entry and no par value, free and clear of any liens, charges or encumbrances, as well as the resulting increase in the Company’s share capital, within the limits of its authorized capital, pursuant to Article 6 of the Company’s Bylaws, in the total amount of R$1,037,771,349.51. As a result, after implementation of the steps described above, the Company’s share capital amounts to R$16,769,806,600.71, divided into 693,985,807,118,321 common shares, all registered, book-entry and no par value.

Material Fact January | 2026

•	As previously disclosed in the material fact dated December 12, 2025, in compliance with the Chapter 11 Plan, the Company shall, at the discretion of the relevant creditors, make certain payments in cash or issue subscription warrants in favor of certain unsecured creditors (“GUC Warrants”). If exercised, these warrants will grant such creditors, if all of them have elected the option to receive such warrants, up to 5.5% of the Company’s Common Shares on a fully diluted basis (subject to dilution from the long term incentive plan of the Company), immediately following the completion of the restructuring, subject to the conditions set forth in the GUC Warrants. The existing shareholder base at the time of issuance of the GUC Warrants will have preemptive rights to subscribe for the warrants. Such right may be assigned by 1L and 2L creditors to the unsecured creditors pursuant to the Chapter 11 Plan.

•	The Company will also conduct a new public offering with automatic registration before the CVM to raise up to US$950 million (“New Money Offering”). Under the Backstop Commitment Agreement entered into with certain stakeholders, the New Money Offering will be anchored by such investors and will also include one or more strategic investors, as contemplated in the Chapter 11 Plan. As further provided in the referred plan, the shares issued within the New Money Offering will be priced at a 30% discount to the Company’s value defined in the Chapter 11 Plan, and such issuance is expected to result in dilution of approximately 80% of the then-existing shareholder base.

The Company continues to conduct the implementation of the steps provided for in the Chapter 11 Plan with focus, discipline, and alignment with the established guidelines, advancing according to the expected timeline and ensuring consistency in the execution of ongoing initiatives. Azul remains committed to transparency and to delivering the established milestones, preserving the regularity of operations and predictability for all stakeholders.

São Paulo, SP, January 21, 2026.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 21, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer